November 18, 2022

Mr. Alex Cribbes

Goldman Sachs Asset Management, L.P.

Alex.Cribbes@gs.com

RE:	Termination of Investment Sub-Advisory Agreement

Mr. Cribbes:

As discussed, this letter provides written notification that the following Investment Sub-Advisory Agreements will be terminated at the close of business on April 30, 2023:

(i)	dated February 29, 2008 among Thrivent Asset Management, LLC, Thrivent Mutual Funds and Goldman Sachs Asset Management, L.P., and
(ii)	dated April 30, 2008 among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc. and Goldman Sachs Asset Management, L.P.

Please let me or Kristine know if you have any questions or concerns.

Sincerely,

/s/ Troy Beaver

Troy Beaver

Vice President

Thrivent Mutual Funds and Thrivent Series Fund, Inc.